CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION'S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS.

September 6, 2012

Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 4631
Washington, DC 20549

RE: Airgas, Inc. - Commission File No.1-9344
Airgas, Inc. Form 10-K for the year ended March 31, 2012 (filed May 29, 2012)
Airgas, Inc. Form 8-K (filed May 3, 2012)

Dear Mr. Decker:

This letter is in response to your comments furnished to Airgas, Inc. (the “Company”) in your letter, dated July 27, 2012, to Robert M. McLaughlin, our Chief Financial Officer, regarding the filings noted above. We appreciate the assistance that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) provided to us regarding questions about the nature of the comments.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for certain of the information in Exhibits A and B to this letter pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. § 200.83. Our response is being provided to the Staff in its entirety, with the portions for which we are requesting confidential treatment underlined and italicized. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. For the Staff's reference, we have enclosed a copy of the Company's letter to the Office of Freedom of Information and Privacy Act Operations. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff in hard copy, and the redactions have been noted in the EDGAR version by bracketed asterisks (“[*]”).

We have presented your original comments in italicized, bold type followed by our response to each comment below. We hope that you will find our responses to be complete and in sufficient detail to satisfactorily address your comments.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-002

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2012

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Airgas Response:

We agree to provide additional disclosures or revisions as noted in the responses below in our future filings with the Commission on Form 10-K, Form 10-Q and Form 8-K, as applicable. Sample disclosures, for illustrative purposes only, are included below as appropriate.

Management's Discussion and Analysis

Results of Operations, page 18

2.
You estimate same-store sales growth based on a comparison of current period sales to prior period sales, adjusted for acquisitions and divestitures. The pro forma adjustments consist of adding acquired sales to, or subtracting sales of divested operations from, sales reported in the prior period. Please provide more detailed disclosures regarding how you compute same-store sales growth. For acquisitions, please disclose when acquisitions are first reflected in your computation. In regards to adding acquired sales to sales reported in the prior period, please help us understand how you determined it was appropriate to add sales in periods prior to the acquisition for purposes of this computation. Please also clarify how you reflect changes in the locations of stores in your computation, if applicable.

Airgas Response:

Same-store sales growth is an important metric used by the Company to distinguish between acquired sales and organic sales growth. Although the Company has over 875 “branch stores” and numerous other distribution locations, the majority of the Company's products are distributed to customer locations via Company-owned or leased trucks. Branch stores are distribution points with a storefront serving a much smaller group of walk-in customers.

In estimating same-store sales, acquired sales are added to the base period (i.e., comparable prior year period) starting in the same month in the prior year period in which we consummated the acquisition in the current year, and continuing through the acquisition date for subsequent period comparisons. Those sales are based on the acquired company's historical sales figures obtained during the due diligence process. The Company uses this method to estimate same-store sales and believes it to be appropriate for our business due to the rapid commingling of customers which occurs upon the integration of an acquisition. The focus on optimizing delivery routes to reduce delivery costs often results in acquired customers being served by existing Airgas facilities and existing customers being served by acquired facilities. As a consequence, acquired sales vs. organic sales growth cannot be reliably measured by attempting to extract the impact of acquisitions from our current year results and comparing revenues on a per branch store basis. Additionally, the Company infrequently opens and closes branch stores unless they are affected by an acquisition; thus, the impact of changes in the locations of our stores on our same-store sales computation is negligible. Adjustments are also made to the historical sales to account for differences in the number of business days in the periods being compared.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-003

We propose updating our disclosure on the computation of our same-store sales growth as follows in our future filings:

“The Company estimates same-store sales growth based on a comparison of current period sales to prior period sales, adjusted for acquisitions and divestitures. The pro forma adjustments consist of adding acquired sales to, or subtracting sales of divested operations from, prior period sales beginning in the corresponding month in the prior period in which the Company completed the acquisition or divested the operations during the current period, and continuing through the acquisition or divestiture date for subsequent period comparisons.”

Liquidity and Capital Resources, page 31

3.	Please enhance your liquidity disclosures to address the following:

•	Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and

•
Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Airgas Response:

We have reviewed the guidance provided in Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a and agree to modify our future filings. We will add disclosure similar to the following in the context of our operating cash flow discussion within the Liquidity and Capital Resources section of Management's Discussion and Analysis in our future Form 10-Q and Form 10-K filings:

“As of June 30, 2012, $16 million of the Company's $55 million cash balance was held by foreign subsidiaries. The Company does not believe it will be necessary to repatriate cash held outside of the U.S. and anticipates its domestic liquidity needs will be met through other funding sources such as cash flows generated from operating activities and external financing arrangements. Accordingly, the Company intends to permanently reinvest the cash in its foreign operations to support working capital needs, investing and financing activities, and future business development. Were the Company's intention to change, the amounts held within its foreign operations could be repatriated to the U.S., although any repatriations under current U.S. tax laws would be subject to income taxes, net of applicable foreign tax credits.”

4.	Please clearly disclose whether you are in compliance with all of the covenants you are subject to under the terms of your debt agreements.

Airgas Response:

We confirm that we are in compliance with all of the covenants to which we are subject under the terms of our debt agreements, and will provide a statement regarding our compliance in future filings. We added the following disclosure in the context of our total borrowing capacity discussion within the Liquidity and Capital Resources section of Management's Discussion and Analysis in our Form 10-Q for the three months ended June 30, 2012, and intend to include similar disclosure in our future Form 10-Q and Form 10-K filings:

“At June 30, 2012, the Company was in compliance with all covenants under all of its debt agreements.”

Financial Statements

Notes to the Financial Statements

Note 7. Goodwill and Other Intangible Assets, page F-24

5.
As of October 31, 2011, you had 18 reporting units in the Distribution business segment and six reporting units in the All Other Operations segment. Please tell us what your reporting units are and whether they are aggregated for purposes of goodwill impairment testing.

Airgas Response:

We have a total of 24 reporting units, each of which constitutes an operating segment for purposes of our segment reporting. The Company has 18 reporting units in the Distribution business segment. The reporting units in the Distribution business segment are:

•	East

•	Great Lakes

•	North Central

•	Mid America

•	South

•	National Welders

•	Intermountain

•	Mid South

•	Southwest

•	Nor Pac

•	Northern California & Nevada

•	West

•	Red-D-Arc

•	Airgas On-Site Safety Services

•	Airgas Retail Services

•	Airgas Merchant Gases

•	Airgas Specialty Gases

•	Airgas Safety

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-005

The Company has six reporting units in the All Other Operations business segment. The reporting units in the All Other Operations business segment are:

•	Airgas Refrigerants

•	Carbonic

•	Dry Ice

•	Nitrous Oxide

•	Airgas Specialty Products

•	Airgas Medical Services

The reporting units are not aggregated for purposes of the Company's goodwill impairment testing. Rather, we test the goodwill assigned to each of our individual reporting units at least annually and whenever events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Note 21. Summary by Business Segment, page F-43

6.
Please clearly disclose what your operating segments are and whether you have aggregated operating segments for purposes of determining your reportable segments. Refer to ASC 280-10-50-21(a). Please also tell us whether the operating realignment discussed on page F-45 had any impact on your determination of operating segments.

Airgas Response:
Operating Segments and Aggregation
We have reviewed the guidance provided in ASC 280-10-50-21(a) and considered it in the context of our segment disclosures related to the aggregation of our operating segments for purposes of determining our reportable segments. As further discussed below, we have determined that we have two reportable segments - the Distribution business segment and the All Other Operations business segment. The operating segments included in the Distribution business segment include twelve regional gas and hardgoods distribution companies, three gas companies that either produce or market gas products primarily sold through our regional distribution companies, two companies that sell or provide safety-related products and services, and our rental welder business. Please refer to comment #7 below for further details on the aggregation of our operating segments for the purpose of determining our Distribution business segment.

Commencing on January 1, 2012, Airgas has been causing its regional distribution companies, as they convert to our new SAP information system platform, to merge into a new limited liability company that is wholly-owned by Airgas. References to the distribution companies should be understood to refer to these companies irrespective of whether they have yet merged into the limited liability company.
The All Other Operations business segment consists of six operating segments, of which five primarily manufacture and/or distribute single gas product lines (carbon dioxide, dry ice, nitrous oxide, ammonia and refrigerant gases), and one of which represents a medical gas system construction and service business. These businesses do not meet the aggregation criteria described in ASC 280-10-50-11 (listed below in our response to comment #7). These companies are product-specific businesses with their own sales forces, marketing approaches and distribution networks. Further details of each business are as follows:

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-006

•
Our carbon dioxide business produces and distributes bulk liquid carbon dioxide. The customer base for this business includes food processors, food service businesses, pharmaceutical and biotech industries, and wholesale trade and grocery outlets. This business experiences some impact of seasonality, with higher levels of sales during the warmer months of the year. Our carbon dioxide manufacturing capabilities include eight carbon dioxide production facilities, and distribution is primarily in the form of bulk quantities.

•
Our dry ice business produces and distributes dry ice (solid form of carbon dioxide). The primary industries serviced by this business are similar to those of our carbon dioxide business. This business experiences some impact of seasonality, with higher levels of dry ice sales during the warmer months of the year. Our dry ice manufacturing capabilities include 14 dry ice plants (converting liquid carbon dioxide into dry ice), providing Airgas with the largest network of dry ice conversion plants in the U.S. Dry ice distribution is primarily in the form of pellets stored in totes for chilling and cooling applications in the food and biomedical markets or pre-cut slabs of dry ice, packaged and labeled for retail sale in grocery stores and other outlets or used in the airline catering industry.

•
Our nitrous oxide business has production capabilities that make us the largest producer of nitrous oxide gas in the U.S. Nitrous oxide is used as an anesthetic in the medical and dental fields, as a propellant in the packaged food business and in the manufacturing process of certain electronics industries. The raw materials used in nitrous oxide production are purchased under contracts with major manufacturers and suppliers.

•
Our ammonia business is centered on the distribution of anhydrous and aqua ammonia. Industrial applications of ammonia primarily include the abatement of nitrogen oxide components in the utilities industry, chemicals processing, commercial refrigeration, and water and metal treatment, demonstrating the wide range of uses by the business' customers. We operate 29 distribution facilities across the U.S. and purchase ammonia from suppliers under agreements.

•
Our refrigerants business primarily focuses on the sale and distribution of refrigerant gases, with a growing specialization in technical and refrigerant reclamation services. Refrigerant gases are used in a wide variety of commercial and consumer freezing and cooling applications. The varied customer base for this business includes small and large HVAC contractors and distributors, facility owners, transportation companies, manufacturing facilities and government agencies. The refrigerants business experiences some seasonality, with higher sales levels during the warmer months as well as during the March and April timeframe in preparation for the cooling season.

•
Our medical gas system construction and service business provides design and construction expertise and equipment in the field of medical gas systems, as well as the certification of such systems. Customers for this business include hospitals, clinics, doctors' offices and other medical facilities.

The six operating segments described above are stand-alone operations. Each of the businesses is divergent with respect to the degree of manufacturing and distribution involved in their respective core products as well as methods of distribution. Moreover, each business has significant differences in economic characteristics, with variations in gross and operating income margins, seasonal aspects to certain of the businesses and long-term trends that are dependent on different factors. Based on the above analysis, we believe that these six operating segments do not meet the aggregation criteria of ASC 280-10-50-11.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-007

Furthermore, we reviewed the quantitative thresholds for reporting operating segments in accordance with the guidance of ASC 280-10-50-12. Specifically, separately reported information about an operating segment is required if the segment meets any of the following quantitative thresholds:

•	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

•	The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:
1. The combined reported profit of all operating segments that did not report a loss
2. The combined reported loss of all operating segments that did report a loss.

•	Its assets are 10 percent or more of the combined assets of all operating segments.
We reviewed the six operating segments within the All Other Operations business segment in the aggregate against the quantitative thresholds listed above, noting the following (based on our most recently completed fiscal year of March 31, 2012):

	March 31, 2012
	Dollars (000s)	% of Total
Net sales (a)	$612,024	11%
Operating income (b)	67,464	11%
Assets	504,551	9%
____________________

(a)	Includes intersegment sales among all of the Company's operating segments.

(b)
Excludes certain expenses which have not been allocated to the Company's operating segments as follows: expenses (excluding depreciation) related to the implementation of our SAP system and withdrawal from various multi-employer pension plans, restructuring and asset impairment charges, and the legal, professional and other costs (benefits) incurred as a result of the Air Products & Chemicals, Inc. unsolicited takeover attempt.

With respect to net sales, no business within the six operating segments represented more than 3% of the total net sales of all operating segments of the Company for the year ended March 31, 2012. For operating income, no business within the six operating segments represented more than 4% of the total operating income of all operating segments of the Company for the year ended March 31, 2012. Finally, total assets of the six operating segments in the aggregate were less than the 10% threshold outlined in the aforementioned segment reporting guidance, with no business in the six operating segments representing more than 4% of the total assets of all operating segments of the Company as of March 31, 2012.
Therefore, the six operating segments which comprise our All Other Operations business segment individually do not meet the quantitative thresholds described in ASC 280-10-50-12 for separate disclosure. Since these operating segments also do not meet a majority of the aggregation criteria per ASC 280-10-50-11 nor do they have similar economic characteristics, we have combined these operating segments in the All Other Operations business segment consistent with the guidance in ASC 280-10-50-15.
Disclosure
In order to more clearly address the disclosure requirements of ASC 280-10-50-21(a) with respect to the identification of our operating segments and aggregation for purposes of determining our reportable segments, we propose modifying the following excerpt from our segment disclosure as follows, presented for illustrative purposes only, in our future Form 10-Ks and Form 10-Qs, as appropriate:

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-008

“The Company aggregates its operating segments, based on products and services, into two reportable business segments, Distribution and All Other Operations. The Distribution business segment consists of 18 operating segments, including twelve regional gas and hardgoods distribution companies, three gas companies that either produce or market gas products primarily sold through the Company's regional distribution companies, two companies that sell or provide safety-related products and services, and the Company's rental welder business. The Distribution business segment's principal products include industrial, medical and specialty gases sold in packaged and bulk quantities, as well as hardgoods. The Company's air separation facilities and national specialty gas labs primarily produce gases that are sold by the regional distribution companies. Gas sales include nitrogen, oxygen, argon, helium, hydrogen, welding and fuel gases such as acetylene, propylene and propane, carbon dioxide, nitrous oxide, ultra high purity grades, special application blends and process chemicals. Business units in the Distribution business segment also recognize rental revenue, derived from gas cylinders, cryogenic liquid containers, bulk storage tanks, tube trailers and welding and welding related equipment. Gas and rent represented 58%, 60% and 61% of the Distribution business segment's sales in fiscal years 2012, 2011 and 2010, respectively. Hardgoods consist of welding consumables and equipment, safety products, construction supplies, and maintenance, repair and operating supplies. Hardgoods sales represented 42%, 40% and 39% of the Distribution business segment's sales in fiscal years 2012, 2011 and 2010, respectively. The Distribution business segment accounted for approximately 90% of consolidated sales in each of the fiscal years 2012, 2011 and 2010.
The All Other Operations business segment consists of six operating segments, of which five primarily manufacture and/or distribute single gas product lines (carbon dioxide, dry ice, nitrous oxide, ammonia and refrigerant gases), and one of which represents a medical gas system construction and service business. The operating segments reflected in the All Other Operations business segment individually do not meet the thresholds to be reported as separate reportable business segments. Elimination entries represent intercompany sales from the Company's All Other Operations business segment to its Distribution business segment.”
Operational Realignment
As noted in our Form 10-K for the year ended March 31, 2012, in May 2011, the Company announced its decision to realign its twelve regional distribution companies (each of which represents an operating segment) into four new divisions and to consolidate its regional company accounting and certain administrative functions into four newly created Business Support Centers. We considered the impact of these decisions in the determination of our operating segments. While the realignment and the consolidation of regional company accounting and certain administrative functions further strengthens the common infrastructure and ability to service national customers, we do not believe these actions alter our determination of operating segments. (Note that the divisional realignment to-date has focused on our regional distribution companies and has not impacted the six other operating segments included in our Distribution business segment.)
Specifically, we reviewed the definition of an operating segment as per ASC 280-10-50-1, which states:
“An operating segment is a component of a public entity that has all of the following characteristics:
a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b. Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-009

c. Its discrete financial information is available.”
The driving forces behind the divisional alignment include accelerated sales growth, pricing management, and administrative and operating efficiencies using the foundation of a new SAP information system platform. However, despite the formation of the divisional structure from an organizational standpoint, we remain committed to a decentralized operating model with respect to our regional company infrastructure. All customer-facing sales and operations continue to remain firmly the responsibility of the regional distribution companies. The regional companies continue to have Presidents and Area Vice Presidents assigned to each region, consistent with our structure prior to the divisional realignment. Our financial reporting systems continue to support the aggregation of discrete financial information for each regional company, upon which the regional company management is evaluated and held accountable.
Furthermore, the level of operating results reviewed each month by the chief operating decision maker (“CODM”) has not changed as a result of the divisional alignment. Our CODM consists of a group of senior executives that comprise the Company's Management Committee. The CODM continues to review the operating results and assess the performance of each regional distribution company on a regular basis, and strategic decisions are based on this level of review. The CODM evaluates senior management of the regional companies and makes resource allocation decisions based on the financial information for each of the regional companies, consistent with practices prior to the divisional realignment. Therefore, it is our belief that the divisional realignment initiated during our fiscal year 2012 did not have an impact on the determination of our operating segments.
As our business and operating structure continue to evolve, we are evaluating and will continue to evaluate our operating segments for financial reporting, budgeting, management and resource allocation purposes. However, we do not believe a change in our operating segments, if it were to occur, would impact the aggregation of our regional distribution companies and supporting operating segments for segment reporting purposes. Refer to our response to comment #7 for additional details on the aggregation of operating segments into the Distribution business segment.

7.
If you are aggregating operating segments to arrive at the Distribution reportable segment, please tell us how you determined that each of your operating segments have similar economic characteristics and meet each of the other criteria required by ASC 280-10-50-11 for aggregation into one reportable segment. Please provide us the sales, gross profit, and operating income information for each operating segment along with any additional key metrics used in your quantitative analysis for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary. Refer to ASC 280-10-50-11, ASC 280-10-55-7A through 7C, and ASC 280-10-55-33 through 36.

Airgas Response:

We have referred to the guidance noted in ASC 280-10-50-11, ASC 280-10-55-7A through 7C, and ASC 280-10-55-33 through 36 with respect to operating segment aggregation and identification of reportable segments. As described in the response to comment #6 above, we aggregate 18 of our operating segments to arrive at the Distribution business segment. The criteria listed per ASC 280-10-50-11, which describe the conditions for the aggregation of two or more operating segments into a single operating segment, require that the segments have similar economic characteristics and are similar in all of the following areas:

1.	The nature of the products and services

2.	The nature of the production processes

3.	The type or class of customer for their products and services

4.	The methods used to distribute their products or provide their services

5.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

We believe, based on the following analysis, that we have appropriately aggregated the operating segments which comprise our Distribution business segment in accordance with ASC 280.

For purposes of our analysis, the operating segments included in the Distribution business segment include the following:

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-010

•
Twelve regional gas and hardgoods distribution companies: East, Great Lakes, Intermountain, Mid America, Mid South, Nor Pac, North Central, Northern California & Nevada (“NCN”), South, Southwest, West and National Welders.

•
Three gas companies that either produce or market gas products primarily sold through our regional distribution companies: Airgas Merchant Gases (“AMG”), Airgas Specialty Gases (“ASG”) and Airgas Retail Services (“ARS”).

•	Two companies that sell or provide safety-related products and services: Airgas Safety (“Safety”) and Airgas On-Site Safety Services (“Safety Services”).

•	One company engaged in the rental welder business: Red-D-Arc (“RDA”).

Aggregation Criteria

As requested, we have provided the supporting quantitative analysis in Exhibit A to this letter.

Similar Economic Characteristics

The base of our distribution business consists of our regional gas and hardgoods distribution companies. Gas and hardgoods are a complementary product offering for the vast majority of our customers and are largely supported by a common infrastructure related to facilities, distribution, sales and administrative support. These businesses have developed strong relationships with our over one million customers based on our ability to effectively serve our local customers with a national distribution infrastructure. Supporting our regional distribution companies are other operating segments providing production capacity, supply chain, customer service, marketing and sales support functions. These supporting businesses represent extensions of our regional distribution companies. They exist to sell to and support the regional companies and their customers, thereby creating a complementary suite of products and services offered by the regional distribution companies. From a quantitative perspective, each of the supporting distribution businesses represents a small portion of our consolidated financial results. Please refer to Exhibit B for additional details. The success of the supporting businesses is reliant on the customer relationships cultivated by the regional distribution companies, and therefore all of our distribution businesses share significant interdependencies and similar economic characteristics with one another.

The regional distribution companies' principal products include industrial, medical and specialty gases, sold primarily in cylinder or packaged form as well as in bulk quantities, and related hardgoods. Although the distribution businesses are organized by geographic region, they each sell the full complement of our products and services. The integration of our regional distribution companies with our bulk production operations (see below) allows our regional distribution companies to sell the same gas products in larger bulk as well as smaller packaged quantities, enabling us to continue to adapt to our customers' changing needs as they grow their businesses. Furthermore, our strategic accounts program, which represents over 20% of our sales, delivers superior product and service offerings to larger, multi-location customers. Our extensive national distribution footprint, with a broad array of products and services, provides us a competitive advantage to supply large multi-location customers, the majority of which are serviced by several of our regional distribution companies.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-011

Bulk and packaged gases and welding hardgoods are generally delivered to customers on Company-owned or leased trucks (with gases and hardgoods often delivered together on the same vehicle), although third-party carriers are also used in the delivery of these products, and customers can purchase products through multiple sales channels, including branch-based sales representatives, retail stores, strategic customer account programs, telesales, catalogs, eBusiness and independent distributors. Each of our regional distribution companies serves a similar and diverse end customer base which covers many major industries, with no single customer accounting for more than 1% of Airgas' consolidated net sales.

With respect to the aggregation of the regional distribution companies, these operating segments share similar economic characteristics. For the five years ended March 31, 2012 and in our fiscal 2013 budget, these companies have generally shown comparable results with gross and operating income margins that exhibit some variability within limited ranges in any given year, but move in the same direction over the long term. Revenue growth trends have generally remained consistent among the regional distribution companies, though with the highly acquisitive nature of Airgas, business combination activity can skew the short-term growth and operating results. For example, in fiscal 2009, our Great Lakes and East regional companies showed significant year-over-year growth in sales due in part to the acquisitions in the preceding year of the packaged gas operations of Linde AG (which most significantly impacted our Great Lakes business) and Merriam-Graves (which impacted our East business).

Further, the results from our regional distribution companies exhibit similar trends in response to macroeconomic conditions. Historically, our overall business has lagged the economic cycle, as we tend to experience both the impacts of recessionary trends as well as economic recovery later than most companies. This is evident in the trends of the results of our regional distribution companies over the last five years, with contraction indicated in fiscal 2010, modest recovery in fiscal 2011 and more significant growth in fiscal 2012. All of our regional distribution companies have shown trends that are consistent with each other during this period, with some sensitivity based on geography and customer base. For instance, the regional distribution companies operating in the manufacturing intensive regions of the U.S., such as Great Lakes and North Central, experienced more significant declines than some of the other regions during the economic downturn, but also provided the greatest momentum during the subsequent recovery exhibited in the last two years. Over the long term, the organic growth prospects for these companies are expected to be similar, as indicated through our recent history and budgetary information.

The gross and operating income margins of our regional distribution companies also trend in the same direction. Although there are differences in year-over-year changes in margins, these tend to be in a fairly narrow band and generally move in the same direction. For example, our gross margins as a percentage of sales for the regional distribution companies began to contract in fiscal 2011 and the decline was further exacerbated in fiscal 2012. This was primarily the result of an increase in the percentage of hardgoods sold as a proportion of our total sales during these years, which is typical of an industrial economic recovery. Hardgoods carry a lower gross margin than our gas and rent sales, thus driving down our gross margin percentages, but also have lower operating expenses which mitigate the impact on our operating income margins. Operating income margins for our regional distribution companies tend to move in concert and during the last five years have trended with overall sales growth patterns.

In addition to our regional gas and hardgoods distribution operating segments, we have two operating segments, Airgas Merchant Gases and Airgas Specialty Gases, which produce gases. AMG's air separation facilities and ASG's national specialty gas labs primarily produce gases that are sold by the regional distribution companies. AMG manages our air separation unit production facilities and provides distribution logistics and product sourcing services to the regional distribution companies. ASG manages our national specialty gas labs and provides technical and marketing support for the gas labs operated by

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-012

our regional distribution companies. In turn, the regional distribution companies market to and manage the end customer relationships, coordinating and cross-selling our multiple product and service offerings in a closely coordinated and integrated manner. The vast majority of AMG and ASG's sales are to the regional distribution companies. Beginning in fiscal 2010, we changed the operating practices and organization of our air separation production facilities and national specialty gas labs such that sales to the regional distribution companies were recognized by AMG and ASG at cost; thus, gross margins and operating income margins for these operating segments are not consistent with those at the regional distribution companies which recognize the margins on the sales to the end customers. Although the results of these two operating segments are reviewed by the CODM, the interdependencies of these businesses have led to operating performance and resource allocation decisions being made based on the combined efforts of AMG, ASG and the regional distribution companies. Therefore, we have aggregated the AMG and ASG operating segments with those of the regional distribution companies for segment reporting purposes.

Consistent with the vertically integrated production operating segments described above, we also have an operating segment that provides support to the regional distribution companies for the retail sale of helium gas, namely Airgas Retail Services. ARS operates as a central customer service organization for retail helium sales and provides customer orders to the regional distribution companies, which procure the helium, supply the cylinders and serve the end customer's store locations. As the national account customer service center, ARS bills the customers and collects the trade receivables. Prior to its acquisition by Airgas at the end of fiscal 2009, ARS purchased helium from Airgas as one of its major suppliers. Since the acquisition, ARS continues to purchase helium from the regional distribution companies at the same retail price as prior to the acquisition, rather than the internal wholesale price, ultimately reducing ARS' margins. As such, ARS' gross and operating income margins tend to differ from those of the regional distribution companies and other operating segments in the Distribution business segment. However, because ARS is essentially a national account customer service center and integrated with the operations of the regional distribution companies as suppliers, and because the ARS model is consistent with the vertical integration/cost center models of AMG and ASG, ARS is aggregated with the regional distribution companies as well as AMG and ASG for segment reporting purposes.

Two companies that sell or provide safety-related products and services - Airgas Safety and Airgas On-Site Safety Services - are also aggregated in our Distribution business segment. Safety products have historically been sold by our group of regional distribution companies through its network of branch locations and extensive sales force. Airgas Safety sells the same safety products to a similar diversified end customer base through a telesales channel and also manages six national distribution centers that support the regional distribution companies by stocking and replenishing their hardgoods inventory at our over 875 branch stores, making Airgas Safety an integral piece of the hardgoods supply chain.

The Airgas Safety Telesales business has recently become one of the focus points of expected benefits related to our highly-customized SAP system implementation. Prior to the adoption of SAP at Airgas Safety, the business sold safety products primarily through its telesales channel and operated as an independent distributor with its own computer system. Over its history, the Airgas Safety Telesales organization has proven to be a strong sales channel by managing customer relationships over the phone and shipping safety products directly from the Airgas national distribution centers to customers. Additionally, a significant portion of the safety product sales through our strategic accounts program (supporting our larger, multi-location customers) are currently serviced through our telesales channel, a sales platform that supports sales across the Distribution business segment. With the new common information system platform, we have expanded our Airgas Safety Telesales organization to the selling of welding hardgoods and packaged industrial gases and full scale adoption of the model at the regional

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-013

distribution companies. As such, Airgas Safety has transitioned in fiscal 2012 to a vertically integrated cost center effectively supporting the regional distribution companies' sales efforts in offering a combined gases, welding hardgoods and safety products offering to new and existing regional company customers that may not have previously had this level of sales support. This initiative has expanded the regional distribution companies' sales channels to include telesales, which augments the existing regional company sales efforts by providing a means through which to reach customers not previously supported by the regional company sales force. Thus, Airgas Safety is considered economically similar to the regional distribution companies and follows the same vertically integrated cost center model as AMG, ASG and ARS, and therefore has been aggregated with these operating segments into the Distribution business segment. Furthermore, consistent with AMG, ASG and ARS, the future prospects of the Airgas Safety business are aligned with the anticipated growth of the regional distribution companies.

In a similar fashion, Airgas On-Site Safety Services (“Safety Services”) provides a selection of safety rental equipment and management services, including breathing air apparatus, confined space equipment and job site monitoring, which is complementary to the offerings of our regional distribution companies and Airgas Safety business, and whose customers (such as construction contractors) overlap with our other distribution businesses, including the regional distribution companies and RDA (see below). Since our initial acquisition of Safety Services in fiscal 2009, revenue, gross margin and operating income margin trends have differed somewhat from those of our regional distribution companies. We successfully expanded sales at a strong pace since the initial acquisition as a result of our deep experience with our Airgas Safety business and strong relationships with our regional company customers that facilitated a quick and effective introduction of Safety Services' offerings into the distribution portfolio. Similarly, Safety Services' customers provided strong cross-selling opportunities for the other offerings of the regional distribution companies, facilitating growth in our overall integrated distribution business. Gross margins for Safety Services are generally higher due to a significant portion of the business weighted toward the rental of safety equipment, which mirrors the margins earned for the rental of storage vessels at our gas companies. Operating income margins were negative for the first two years of operations during the transition period from the initial acquisition and subsequent operating cost structure optimization, but have since expanded to the mid-single digits. Moreover, margins for Safety Services have generally exhibited similar trends to those of the other regional distribution companies and related supporting operating segments based on overall economic conditions. In fact, we recently re-branded this business with a focus on an integrated portfolio of safety equipment and services, and access to bulk and cylinder gases, cutting equipment and supplies, and tools, in order to become the provider of choice for all of our customers' needs, supported by the complementary offerings of our regional distribution companies. Over the long term, we expect that Safety Services' hardgoods, rent and other revenues will continue to parallel those of the regional distribution companies and related supporting operating segments, and we believe that these businesses share similar economic characteristics.

Finally, our Red-D-Arc operating segment operates a rental welder and positioner fleet predominantly throughout North America, often sharing space with the retail branch operations of our regional distribution companies. The rental welder business is traditionally part of a packaged gas business offering for contractors. In fact, our regional distribution companies represent a significant outlet for sales of new and used rental welding equipment. Over the years, acquisitions of gas and hardgoods distribution companies that have been integrated into our regional company infrastructure often included a rental welder component of the business. Our strategy has been to move all of the regional distribution companies' rental welder business to our RDA operating segment, as RDA has the unique capability of effectively managing the rental equipment through specialized knowledge, processes and software.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-014

Similar to the other operating segments that primarily support our distribution business, RDA has recently undertaken a new sales growth initiative to diversify and grow its business. A significant portion of the historical customer base for RDA consisted of construction industry contractors. With a more narrowly-defined customer base, RDA was subject to a greater level of volatility in terms of its results as compared to that of the regional distribution companies (see the next paragraph for additional discussion on this point). In order to diversify its customer base and expand into new market segments, RDA has tapped into the strong customer relationships at the regional distribution company level, particularly related to contractors in the industrial and manufacturing customer segments, through this new initiative. RDA has dedicated new specialists to developing and growing sales through the regional distribution companies, and has provided incentives and training to the regional company sales forces in offering its products to the regional company customer base. Since contractors represent approximately 10% of regional distribution company sales, the regional distribution companies have actually become the single largest source of new leads and sales opportunities for the RDA business, further solidifying the integration of RDA with the regional distribution companies and supporting operating segments. Similarly, RDA's customers have provided strong cross-selling opportunities for the other offerings of the regional distribution companies, facilitating growth in our overall integrated distribution business.

Focusing on the financial results of RDA, as noted above, the business historically had the tendency to be more sensitive to macroeconomic trends than the regional distribution companies and supporting operating segments. Sales experienced a more significant decline in fiscal 2010 than the rest of the businesses and continued to decline into fiscal 2011, when the other businesses experienced a rebound. (Note that in fiscal 2009, RDA had a significant acquisition which increased sales at a higher rate year-over-year than the growth rates of the other distribution businesses.) The decline in fiscal years 2010 and 2011 was due to the nature of the recession and the impacts on RDA's customers. During this time, companies deferred significant maintenance on their plants and manufacturing facilities in cost-cutting efforts, which provide a significant source of revenue for the rental welder business. Additionally, another important source of revenue is non-residential construction, which was significantly impacted by the recession and has had a longer-lasting effect on the rental welder business. However, as indicated by the results for fiscal 2012 and our budget for fiscal 2013, RDA has experienced a robust increase in sales, and the differences in sales growth year-over-year (in particular for fiscal 2011) from the rest of the operating segments were temporary in nature. Additionally, although the gross and operating income margins differ for RDA as compared to the regional distribution companies and supporting operating segments based on the nature of the rental welder business, margins have trended in tandem with the other operating segments, showing the similarity in overall drivers for these businesses. With the new sales growth initiative positioning the offerings of RDA with the regional distribution company customer base, we expect further diversification and expansion of RDA's customer segments and markets, thereby reducing earnings volatility with results that are expected to more closely align with those of the regional distribution companies. Accordingly, we believe that our RDA rental welder business, the regional distribution companies and supporting operating segments share similar economic characteristics.

Nature of the Products and Services

The principal products of the operating segments aggregating to the Distribution business segment include industrial, medical and specialty gases sold in packaged and bulk quantities, as well as hardgoods. Our air separation facilities and national specialty gas labs primarily produce gases that are sold by the regional distribution company operating segments. Gas sales from the Distribution operating segments include nitrogen, oxygen, argon, helium, hydrogen, welding and fuel gases such as acetylene, propylene and propane, carbon dioxide, nitrous oxide, ultra high purity grades, special application blends and process chemicals.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-015

Operating segments in the Distribution business segment also recognize rental revenue, derived from gas cylinders, cryogenic liquid containers, bulk storage tanks, tube trailers and welding and welding related equipment. Collectively, gas and rent represented 58% of Distribution business segment's sales in our most recently completed fiscal year.

Finally, hardgoods sales recognized by the operating segments in the Distribution business segment consist of welding consumables and equipment, safety products, construction supplies, and maintenance, repair and operating supplies. Hardgoods sales represented 42% of the Distribution business segment's sales in our most recently completed fiscal year.

We believe our product and service offerings, which we integrate into a combined offering of complementary products to our end customers primarily served by our regional distribution companies, are similar in nature across the operating segments in the Distribution business segment.

Nature of the Production Processes

The operating segments in the Distribution business segment fill customer gas orders with product sourced in bulk primarily from external producers as well as vertically integrated internal manufacturers. Most of these gases are derived from the atmosphere and liquefied for storage and transportation. Hardgoods are purchased from the manufacturers, rather than being produced internally. Therefore, the nature of the production processes for gas and hardgoods is similar amongst the operating segments in the Distribution business segment.

Type or Class of Customer for Our Distribution Operating Segments' Products and Services

Our operations are primarily in the United States. Our customer base is diverse and sales are not dependent on a single or small group of customers, with our largest customer accounting for less than 1% of our sales. The customer base for our gas products tends to also purchase hardgoods and rent gas storage vessels, enabling strong cross-selling opportunities for our regional distribution companies, supported by our vertically integrated operations as well as complementary functions within the Distribution business segment. It is our belief that the types of customers served by all of the operating segments included in our Distribution business segment are similar in nature.

Methods Used to Distribute Our Distribution Operating Segments' Products or Provide Their Services

Bulk and packaged gases and welding hardgoods are generally delivered to customers on Company-owned or leased trucks (with gases and hardgoods often delivered together on the same vehicle), although third-party carriers are also used in the delivery of these products, and customers can purchase products at our retail branch locations and through multiple other sales channels. Our production business has a small group of pipeline and on-site supply, as well as bulk or merchant supply customers. Nonetheless, the operating segments within the Distribution business segment have similar overall modes and methods of distribution.

Nature of the Regulatory Environment, if Applicable

The Distribution operating segments are subject to federal and state laws and regulations adopted for the protection of the environment and the health and safety of employees and users of our products. We have programs for the operation and design of our facilities to achieve compliance with applicable regulatory,

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-016

environmental, and safety standards. There is no significant distinction in the application of these requirements between the operating segments included in the Distribution business segment.

Summary

In summary, we believe that we have appropriately aggregated the operating segments which comprise the Distribution business segment based on the applicable accounting guidance. Our gas and hardgoods distribution business is narrowly defined and comprises a complementary suite of gas products, storage vessels and related hardgoods and safety products which together provide our customers with an integrated supplier to meet all of their needs. The regional distribution companies leverage the supporting businesses for production, product sourcing and sales, and for products and services interrelated to the regional distribution companies. Furthermore, because of the significant interdependencies of these businesses with each other, we believe that to present one or more of these operating segments separately may be misleading to the readers of our financial statements. Thus, the regional distribution companies and supporting operating segments aggregated to form our Distribution business segment are economically similar and meet all of the five criteria noted above. We believe that this presentation meets the objective of providing the users of our financial statements with the ability to understand our business and meaningfully assess our performance and future prospects.

8.	Please separately present any amounts that are due to the elimination or reversal of transactions between reportable segments. Refer to ASC 280-10-50-31.
Airgas Response:
We have reviewed the guidance provided in ASC 280-10-50-31. With respect to intersegment transactions, these represent intercompany sales from our All Other Operations business segment to the Distribution business segment as disclosed in the narrative preceding the tabular presentation of our reportable segments. In order to more clearly identify the elimination of intercompany sales between our reportable segments as per ASC 280-10-50-31, we propose adding a footnote disclosure to our tabular presentation as follows, using the 2012 segment presentation from our March 31, 2012 Form 10-K for illustrative purposes. Note that all other significant reconciling items between the totals of our reportable segments and the Company's consolidated totals are separately identified in the tabular presentation and described in the narrative disclosure preceding the segment tables.

	Year Ended
	March 31, 2012
(In thousands)	Distribution	All Other Ops.	Eliminations and Other	Total
Gas and rent	$2,462,232	$543,111	$(37,784)	$2,967,559
Hardgoods	1,772,637	6,102	(15)	1,778,724
Total net sales (a)	4,234,869	549,213	(37,799)	4,746,283
Cost of products sold (excluding depreciation) (a)	1,918,108	295,121	(37,799)	2,175,430
Selling, distribution and administrative expenses	1,528,215	162,205	37,349	1,727,769
Restructuring and other special charges	—	—	24,448	24,448
Costs (benefits) related to unsolicited takeover attempt	—	—	(7,870)	(7,870)
Depreciation	225,723	19,353	—	245,076
Amortization	20,139	5,070	—	25,209
Operating income	$542,684	$67,464	$(53,927)	$556,221
Assets	$4,816,034	$504,551	$—	$5,320,585
Capital expenditures	$333,271	$23,243	$—	$356,514

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-0017

____________________

(a)
Amounts in the “Eliminations and Other” column represent the elimination of intercompany sales and associated gross profit on sales from the Company's All Other Operations business segment to its Distribution business segment.

FORM 8-K FILED MAY 3, 2012

Exhibit 99.1

9.
We remind you that Item 10(e)(l)(i)(a) of Regulation S-K states that you should not present non-GAAP financial measures with equal or greater prominence than the most directly comparable GAAP financial measures. Your earnings discussion for the fourth quarter of fiscal 2012 as well as the full year 2012 appears to place more prominence on certain non-GAAP financial measures. For example, you discuss adjusted operating margin without providing a discussion of the corresponding GAAP financial measure. In addition, your headings at the top of the exhibit place more prominence on adjusted diluted earnings per share amounts. Please revise. Refer to Instruction 1 to Item 2.02 of the Form 8-K.

Airgas Response:

We have reviewed the requirements of Item 10(e)(1)(i)(a) of Regulation S-K as well as Instruction 1 to Item 2.02 of Form 8-K and agree to revise our future filings such that when presenting non-GAAP financial measures, we will present the most directly comparable GAAP financial measures with equal or greater prominence. Using an excerpt from our Form 8-K filed May 3, 2012 for illustrative purposes only, we propose adjusting our headings at the top of the exhibit and earnings discussion as follows (with the primary modifications related to the presentation of the most directly comparable GAAP financial measures indicated by underline):
Airgas Reports Record Fiscal Fourth Quarter and Full Year Earnings

•	Record fourth quarter diluted EPS of $1.12, up 51% over prior year; record fourth quarter adjusted diluted EPS* of $1.11, up 26% over prior year

•	Fourth quarter same-store sales up 11% over prior year

•	Return on capital* of 12.5%, up 60 basis points over prior year

•	Record full-year diluted EPS of $4.00, up 36% over prior year; record full-year adjusted diluted EPS* of $4.11, up 23% over prior year
RADNOR, PA - May 3, 2012 -- Airgas, Inc. (NYSE: ARG), the largest U.S. distributor of industrial, medical, and specialty gases, and related supplies, today reported strong performance in sales, operating income, and earnings for its fourth quarter ended March 31, 2012. Business trends reflect growth across the Company's diverse customer base with particular strength in large manufacturing, petrochemical, and energy customers.
Fourth quarter earnings per diluted share were a record $1.12, an increase of 51% from $0.74 in the prior year. Excluding $0.01 of net special items, adjusted earnings per diluted share* were a record $1.11, an increase of 26% from $0.88 in the prior year. Results included SAP implementation costs and depreciation expense of $0.09 and $0.04 per diluted share for the current and prior year quarters, respectively, and the current quarter reflected the benefit of share repurchases which offset the incremental SAP costs.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-018

“Our performance was very strong this quarter across most of our core business, with particular strength in manufacturing, petrochemical and energy customers, and noticeable improvement in our construction customer base, despite a weak new project market,” said Airgas Chief Executive Officer Peter McCausland. “Our product line adjacency businesses also performed well relative to our expectations, highlighted by strong pre-season demand in our refrigerants business that contributed nicely to our earnings this quarter.”
Fourth quarter sales were $1.24 billion, an increase of 13% over the prior year. Same-store sales grew 11% in the quarter, with hardgoods up 15% and gas and rent up 9%. Acquisitions contributed sales growth of 2% in the quarter. Sequentially, total sales increased 8% from the third quarter, reflecting the impact of two additional selling days, the falloff of the holiday impact, and continued business growth. Sequentially, sales per day increased 4% from the third quarter on a consolidated basis and increased 3% in the Distribution business segment.
For the fourth quarter, operating margin of 11.7% increased from 10.5% in the prior year, while adjusted operating margin* (which excludes the impact of special items) of 12.2% was consistent with the prior year. The fourth quarter included 90 basis points of impact from SAP implementation costs and depreciation expense while the prior year included only 50 basis points of impact of these costs.
“The strength of our hardgoods same-store sales growth relative to gas and rent, and the sales mix shift within hardgoods to welding and automation equipment, reflect the continued modest expansion and reinvestment we're seeing by larger customers in the manufacturing-intensive regions of the U.S.,” said Airgas Chief Operating Officer Michael L. Molinini. “While the mix shift has a dilutive effect on our gross margin, we have continued to leverage our national footprint and industry-leading platform to increase our underlying operating margin and expand our return on capital* to 12.5% this quarter, 60 basis points over the prior year. A continuation of current business trends, coupled with the future benefits of our SAP implementation, indicates very attractive prospects for Airgas.”
For the full year, sales increased 12% from the prior year to $4.7 billion. Total same-store sales increased 10%, with hardgoods up 14% and gas and rent up 7%, while acquisitions contributed 2% sales growth for the year.
Full year earnings per diluted share were a record $4.00, an increase of 36% from $2.94 in the prior year. Full year adjusted earnings per diluted share* were a record $4.11, an increase of 23% from $3.35 in the prior year. Results included SAP implementation costs and depreciation expense of $0.34 and $0.14 per diluted share for the current and prior year, respectively, and the current year reflected the benefit of share repurchases, which offset the incremental SAP costs.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-019

“Our record sales and earnings performance this year is a testament to the value of our investment in organic growth initiatives such as our Strategic Accounts program, as well as our strong operating culture and customer-centric approach to doing business,” said McCausland. “Our acquisition pipeline continues to improve, and in fiscal 2012 we acquired eight businesses with aggregate annual revenues of more than $106 million, including our recent purchase of Nordan Smith with 17 locations across Mississippi, Arkansas, and Alabama.”
Free cash flow* for the year was $262 million, compared to $387 million in the prior year. The decrease in free cash flow from the prior year reflects an increase in capital expenditures and working capital to support strong sales growth.
During the fiscal 2011 fourth quarter, the Company completed a $300 million share repurchase program, repurchasing 4.78 million shares at an average price of $62.76. During the first quarter of fiscal 2012, the Company completed an additional $300 million share repurchase program, repurchasing 4.46 million shares at an average price of $67.19.
Guidance
The Company expects earnings per diluted share for the first quarter of fiscal 2013 to increase 17% to 21% from $0.94 in the prior year to $1.10 to $1.14. The Company expects adjusted earnings per diluted share* for the first quarter of fiscal 2013 to increase 12% to 16% from $1.00 in the prior year to $1.12 to $1.16. GAAP and adjusted earnings per diluted share* include $0.08 of SAP implementation costs and depreciation expense in both periods.
For fiscal 2013, the Company expects earnings per diluted share to increase 16% to 20% from $4.00 in fiscal 2012 to $4.64 to $4.79. The Company expects adjusted earnings per diluted share* for fiscal 2013 to increase 14% to 18% from $4.11 in fiscal 2012 to $4.70 to $4.85. The Company's estimates for fiscal 2013 include approximately $0.12 to $0.16 of SAP implementation costs and depreciation expense, net of expected benefits. Fiscal 2012 GAAP and adjusted earnings per diluted share* included $0.34 of SAP implementation costs and depreciation expense.
Fiscal 2013 adjusted earnings per diluted share* guidance excludes restructuring charges related to the consolidation of our regional accounting and administrative functions into four Business Support Centers, which are expected to approximate a net charge of $0.02 in the first quarter and $0.06 for the full year. Special gains and charges in fiscal 2012 excluded from adjusted earnings per diluted share* were a net total charge of $0.11.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-020

* * *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with additional comments or questions. (Direct dial 610-902-6222; fax 610-225-3271.)

Sincerely,

/s/ Thomas M. Smyth
Thomas M. Smyth
Vice President and Controller
(Principal Accounting Officer)

cc: Peter McCausland, Executive Chairman
Mike Molinini, President and Chief Executive Officer
Robert M. McLaughlin, Sr. Vice President and Chief Financial Officer
Robert Young, Sr. Vice President and General Counsel
Christopher Hall, Director of Financial Reporting
Melissa Violand, Manager of Financial Reporting
James Hamill, Manager of Financial Reporting
Audit Committee
Disclosure Committee
Nancy Weisberg, McCausland Keen & Buckman
John Walker, KPMG LLP

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-021

EXHIBIT A

Distribution Business Segment (A)
Sales ($000s)

	Year Ended March 31, 2008		Year Ended March 31, 2009				Year Ended March 31, 2010
Operating Segment	Sales		Sales	$ Change	% Change		Sales	$ Change	% Change
East	[*]		[*]	[*]	[*]%	C	[*]	[*]	[*]%
Gulf States	[*]	B	[*]	[*]	[*]%	B	[*]	[*]	[*]%	B
Great Lakes	[*]		[*]	[*]	[*]%	D	[*]	[*]	[*]%
North Central	[*]		[*]	[*]	[*]%		[*]	[*]	[*]%
Mid America	[*]		[*]	[*]	[*]%		[*]	[*]	[*]%
South	[*]		[*]	[*]	[*]%	B	[*]	[*]	[*]%
National Welders	[*]		[*]	[*]	[*]%	E	[*]	[*]	[*]%
Intermountain	[*]		[*]	[*]	[*]%		[*]	[*]	[*]%
Mid South	[*]		[*]	[*]	[*]%		[*]	[*]	[*]%
Southwest	[*]		[*]	[*]	[*]%	B	[*]	[*]	[*]%
Nor Pac	[*]		[*]	[*]	[*]%	L	[*]	[*]	[*]%
NCN	[*]		[*]	[*]	[*]%		[*]	[*]	[*]%
West	[*]		[*]	[*]	[*]%		[*]	[*]	[*]%
Red-D-Arc	[*]		[*]	[*]	[*]%	F	[*]	[*]	[*]%	F
Airgas On-Site Safety Services	[*]		[*]	[*]	[*]%	G	[*]	[*]	[*]%	G
Airgas Retail Services	[*]		[*]	[*]	[*]%		[*]	[*]	[*]%	H
Airgas Merchant Gases	[*]		[*]	[*]	[*]%	E	[*]	[*]	[*]%	I
Airgas Specialty Gases	[*]		[*]	[*]	[*]%	E	[*]	[*]	[*]%	I
Airgas Safety	[*]		[*]	[*]	[*]%		[*]	[*]	[*]%

Refer to Exhibit C for tickmark legend.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-022

Distribution Business Segment (A)
Sales ($000s) - (Continued)

	Year Ended March 31, 2011				Year Ended March 31, 2012				Budget - Year Ending March 31, 2013
Operating Segment	Sales	$ Change	% Change		Sales	$ Change	% Change		Sales	$ Change	% Change
East	[*]	[*]	[*]%		[*]	[*]	[*]%		[*]	[*]	[*]%
Gulf States	[*]	[*]	[*]%	B	[*]	[*]	[*]%	B	[*]	[*]	[*]%	B
Great Lakes	[*]	[*]	[*]%		[*]	[*]	[*]%		[*]	[*]	[*]%
North Central	[*]	[*]	[*]%		[*]	[*]	[*]%		[*]	[*]	[*]%
Mid America	[*]	[*]	[*]%		[*]	[*]	[*]%		[*]	[*]	[*]%
South	[*]	[*]	[*]%		[*]	[*]	[*]%		[*]	[*]	[*]%
National Welders	[*]	[*]	[*]%		[*]	[*]	[*]%		[*]	[*]	[*]%
Intermountain	[*]	[*]	[*]%		[*]	[*]	[*]%		[*]	[*]	[*]%
Mid South	[*]	[*]	[*]%		[*]	[*]	[*]%		[*]	[*]	[*]%
Southwest	[*]	[*]	[*]%		[*]	[*]	[*]%		[*]	[*]	[*]%
Nor Pac	[*]	[*]	[*]%		[*]	[*]	[*]%		[*]	[*]	[*]%	M
NCN	[*]	[*]	[*]%		[*]	[*]	[*]%		[*]	[*]	[*]%
West	[*]	[*]	[*]%		[*]	[*]	[*]%		[*]	[*]	[*]%
Red-D-Arc	[*]	[*]	[*]%	F	[*]	[*]	[*]%	F	[*]	[*]	[*]%	F
Airgas On-Site Safety Services	[*]	[*]	[*]%	G	[*]	[*]	[*]%	G	[*]	[*]	[*]%	G
Airgas Retail Services	[*]	[*]	[*]%	J	[*]	[*]	[*]%	J	[*]	[*]	[*]%	J
Airgas Merchant Gases	[*]	[*]	[*]%	I	[*]	[*]	[*]%	I	[*]	[*]	[*]%	I
Airgas Specialty Gases	[*]	[*]	[*]%	I	[*]	[*]	[*]%	I	[*]	[*]	[*]%	I
Airgas Safety	[*]	[*]	[*]%		[*]	[*]	[*]%	K	[*]	[*]	[*]%	K

Refer to Exhibit C for tickmark legend.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-023

Distribution Business Segment (A)
Gross Margin ($000s)

	Year Ended March 31, 2008			Year Ended March 31, 2009					Year Ended March 31, 2010
Operating Segment	Gross Margin	Gross Margin %		Gross Margin	Gross Margin %	$ Change	% Change		Gross Margin	Gross Margin %	$ Change	% Change
East	[*]	[*]%		[*]	[*]%	[*]	[*]%	C	[*]	[*]%	[*]	[*]%
Gulf States	[*]	[*]%	B	[*]	[*]%	[*]	[*]%	B	[*]	[*]%	[*]	[*]%	B
Great Lakes	[*]	[*]%		[*]	[*]%	[*]	[*]%	D	[*]	[*]%	[*]	[*]%
North Central	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Mid America	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
South	[*]	[*]%		[*]	[*]%	[*]	[*]%	B	[*]	[*]%	[*]	[*]%
National Welders	[*]	[*]%		[*]	[*]%	[*]	[*]%	E	[*]	[*]%	[*]	[*]%
Intermountain	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Mid South	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Southwest	[*]	[*]%		[*]	[*]%	[*]	[*]%	B	[*]	[*]%	[*]	[*]%
Nor Pac	[*]	[*]%		[*]	[*]%	[*]	[*]%	L	[*]	[*]%	[*]	[*]%
NCN	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
West	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Red-D-Arc	[*]	[*]%		[*]	[*]%	[*]	[*]%	F	[*]	[*]%	[*]	[*]%	F
Airgas On-Site Safety Services	[*]	[*]%		[*]	[*]%	[*]	[*]%	G	[*]	[*]%	[*]	[*]%	G
Airgas Retail Services	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%	H
Airgas Merchant Gases	[*]	[*]%		[*]	[*]%	[*]	[*]%	E	[*]	[*]%	[*]	[*]%	I
Airgas Specialty Gases	[*]	[*]%		[*]	[*]%	[*]	[*]%	E	[*]	[*]%	[*]	[*]%	I
Airgas Safety	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%

Refer to Exhibit C for tickmark legend.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-024

Distribution Business Segment (A)
Gross Margin ($000s) - (Continued)

	Year Ended March 31, 2011					Year Ended March 31, 2012					Budget - Year Ending March 31, 2013
Operating Segment	Gross Margin	Gross Margin %	$ Change	% Change		Gross Margin	Gross Margin %	$ Change	% Change		Gross Margin	Gross Margin %	$ Change	% Change
East	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Gulf States	[*]	[*]%	[*]	[*]%	B	[*]	[*]%	[*]	[*]%	B	[*]	[*]%	[*]	[*]%	B
Great Lakes	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
North Central	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Mid America	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
South	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
National Welders	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Intermountain	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Mid South	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Southwest	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Nor Pac	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%	M
NCN	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
West	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Red-D-Arc	[*]	[*]%	[*]	[*]%	F	[*]	[*]%	[*]	[*]%	F	[*]	[*]%	[*]	[*]%	F
Airgas On-Site Safety Services	[*]	[*]%	[*]	[*]%	G	[*]	[*]%	[*]	[*]%	G	[*]	[*]%	[*]	[*]%	G
Airgas Retail Services	[*]	[*]%	[*]	[*]%	J	[*]	[*]%	[*]	[*]%	J	[*]	[*]%	[*]	[*]%	J
Airgas Merchant Gases	[*]	[*]%	[*]	[*]%	I	[*]	[*]%	[*]	[*]%	I	[*]	[*]%	[*]	[*]%	I
Airgas Specialty Gases	[*]	[*]%	[*]	[*]%	I	[*]	[*]%	[*]	[*]%	I	[*]	[*]%	[*]	[*]%	I
Airgas Safety	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%	K	[*]	[*]%	[*]	[*]%	K

Refer to Exhibit C for tickmark legend.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-025

Distribution Business Segment (A)
Operating Income ($000s)

	Year Ended March 31, 2008			Year Ended March 31, 2009					Year Ended March 31, 2010
Operating Segment	Op. Income	Op. Margin %		Op. Income	Op. Margin %	$ Change	% Change		Op. Income	Op. Margin %	$ Change	% Change
East	[*]	[*]%		[*]	[*]%	[*]	[*]%	C	[*]	[*]%	[*]	[*]%
Gulf States	[*]	[*]%	B	[*]	[*]%	[*]	[*]%	B	[*]	[*]%	[*]	[*]%	B
Great Lakes	[*]	[*]%		[*]	[*]%	[*]	[*]%	D	[*]	[*]%	[*]	[*]%
North Central	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Mid America	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
South	[*]	[*]%		[*]	[*]%	[*]	[*]%	B	[*]	[*]%	[*]	[*]%
National Welders	[*]	[*]%		[*]	[*]%	[*]	[*]%	E	[*]	[*]%	[*]	[*]%
Intermountain	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Mid South	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Southwest	[*]	[*]%		[*]	[*]%	[*]	[*]%	B	[*]	[*]%	[*]	[*]%
Nor Pac	[*]	[*]%		[*]	[*]%	[*]	[*]%	L	[*]	[*]%	[*]	[*]%
NCN	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
West	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Red-D-Arc	[*]	[*]%		[*]	[*]%	[*]	[*]%	F	[*]	[*]%	[*]	[*]%	F
Airgas On-Site Safety Services	[*]	[*]%		[*]	[*]%	[*]	[*]%	G	[*]	[*]%	[*]	[*]%	G
Airgas Retail Services	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%	H
Airgas Merchant Gases	[*]	[*]%		[*]	[*]%	[*]	[*]%	E	[*]	[*]%	[*]	[*]%	I
Airgas Specialty Gases	[*]	[*]%		[*]	[*]%	[*]	[*]%	E	[*]	[*]%	[*]	[*]%	I
Airgas Safety	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%

Refer to Exhibit C for tickmark legend.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-026

Distribution Business Segment (A)
Operating Income ($000s) - (Continued)

	Year Ended March 31, 2011					Year Ended March 31, 2012					Budget - Year Ending March 31, 2013
Operating Segment	Op. Income	Op. Margin %	$ Change	% Change		Op. Income	Op. Margin %	$ Change	% Change		Op. Income	Op. Margin %	$ Change	% Change
East	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Gulf States	[*]	[*]%	[*]	[*]%	B	[*]	[*]%	[*]	[*]%	B	[*]	[*]%	[*]	[*]%	B
Great Lakes	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
North Central	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Mid America	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
South	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
National Welders	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Intermountain	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Mid South	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Southwest	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Nor Pac	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%	M
NCN	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
West	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%
Red-D-Arc	[*]	[*]%	[*]	[*]%	F	[*]	[*]%	[*]	[*]%	F	[*]	[*]%	[*]	[*]%	F
Airgas On-Site Safety Services	[*]	[*]%	[*]	[*]%	G	[*]	[*]%	[*]	[*]%	G	[*]	[*]%	[*]	[*]%	G
Airgas Retail Services	[*]	[*]%	[*]	[*]%	J	[*]	[*]%	[*]	[*]%	J	[*]	[*]%	[*]	[*]%	J
Airgas Merchant Gases	[*]	[*]%	[*]	[*]%	I	[*]	[*]%	[*]	[*]%	I	[*]	[*]%	[*]	[*]%	I
Airgas Specialty Gases	[*]	[*]%	[*]	[*]%	I	[*]	[*]%	[*]	[*]%	I	[*]	[*]%	[*]	[*]%	I
Airgas Safety	[*]	[*]%	[*]	[*]%		[*]	[*]%	[*]	[*]%	K	[*]	[*]%	[*]	[*]%	K

Refer to Exhibit C for tickmark legend.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-027

EXHIBIT B

Distribution Business Segment (A)
Supporting Businesses
Year Ended March 31, 2012
($000s)

Percentage of Consolidated Airgas
Operating Segment	Sales	Gross Margin	Operating Income
Red-D-Arc (F)	[*]%	[*]%	[*]%
Airgas On-Site Safety Services (G)	[*]%	[*]%	[*]%
Airgas Retail Services (J)	[*]%	[*]%	[*]%
Airgas Merchant Gases (I)	[*]%	[*]%	[*]%
Airgas Specialty Gases (I)	[*]%	[*]%	[*]%
Airgas Safety (K)	[*]%	[*]%	[*]%

Refer to Exhibit C for tickmark legend.

[*] CERTAIN INFORMATION ON THIS PAGE HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-028

EXHIBIT C

Tickmark Legend

Note: Refer to comment letter responses for additional supplemental detail on the below explanations.

Tickmark	Tickmark Explanation
A
The presentation of operating segment financial information is based on the amounts reported per the internal management reporting packages reviewed by the CODM for the respective years. The Company has retrospectively recast its financial statements for external reporting purposes in accordance with GAAP for changes in accounting principles, reclassifications of certain financial statement amounts for consistency and changes in operating segment classification for purposes of aggregation into reportable segments. However, for the purposes of this analysis, the operating segments included in the Distribution business segment reflect those that were included in the Distribution business segment for the respective years and at the same amounts reported, in order to illustrate the information reviewed by the CODM at the time. It should also be noted that the totals for all operating segments listed will not reconcile to the respective Distribution business segment totals for the respective years, as this analysis omits eliminations and other adjustments made in the consolidation of our businesses for external reporting purposes.

B
On June 1, 2008 (fiscal 2009), the Gulf States business was merged into South and Southwest. This caused the economic performance of South and Southwest to temporarily differ as compared to the other operating segments. Note that South experienced a lower operating income increase as well as a reduction in operating income margin compared to the other operating segments (despite the increases in sales and gross margin from the absorbed Gulf States operations) due to several large one-time costs and charges.

C
Late in fiscal 2008 (February 2008), the Company acquired Merriam-Graves Corporation, which was integrated into the operations of East. The full benefit of the acquired sales was realized in fiscal 2009, causing a temporary difference in economic performance as compared to the other operating segments.

D
At the end of June 2007 (fiscal 2008), the Company completed the acquisition of the U.S. packaged gas business of Linde AG. Although the operations were merged into eight regional companies, the acquisition most significantly impacted the Great Lakes business, causing a temporary difference in economic performance as compared to the other operating segments.

E
During the fourth quarter of fiscal 2009, the Company changed the operating practices and organization of its air separation production facilities and national specialty gas labs. The new operating practices and organization reflected the evolution of these businesses and their role to support the regional distribution companies. The regional distribution companies market to and manage the end customer relationships, coordinating and cross-selling the Company’s multiple product and service offerings in a closely coordinated and integrated manner. As a result of these changes, these businesses were reflected in the Distribution business segment beginning in fiscal 2009. Additionally, as a result of an organizational realignment, National Welders also became part of the Distribution business segment in fiscal 2009.

F
In fiscal 2009, RDA made a significant acquisition, driving sales, gross margin and operating income proportionately higher year-over-year than the other distribution businesses. The more significant declines in performance in fiscal years 2010 and 2011 than the other operating segments were due to the nature of the recession and the impacts on RDA's customers. During this time, companies deferred significant maintenance on their plants and manufacturing facilities in cost-cutting efforts, which provide a significant source of revenue for the rental welder business. Additionally, another important source of revenue in the construction business, and particularly non-residential construction, was significantly impacted by the recession and has had a longer-lasting effect on the rental welder business. However, as indicated by the results for fiscal 2012 and our budget for fiscal 2013, RDA has experienced a robust increase in sales, and the differences in sales growth year-over-year (in particular for fiscal 2011) from the rest of the operating segments were temporary in nature. Although margins for the RDA business are generally higher than those of the other distribution companies since the business derives the majority of its sales from high-margin rentals, gross and operating income margins for RDA have trended in tandem with the other operating segments, showing the similarity in overall drivers for these businesses.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-029

Tickmark Legend - (Continued)

Tickmark	Tickmark Explanation
G
The Company acquired Oilind Safety (now Airgas On-Site Safety Services) in fiscal 2009. Because only a partial year of results were reflected in fiscal 2009, Safety Services showed increases in revenue and gross margin in fiscal 2010 as compared to the other distribution operating segments. The Company successfully expanded sales at a strong pace since the initial acquisition as a result of the Company's deep experience with its Airgas Safety business. Gross margins for Safety Services are generally higher due to a significant portion of the business weighted toward the rental of safety equipment, which mirrors the margins earned for the rental of storage vessels at the other distribution companies. Operating income margins were negative for the first two years of operations during the transition period from the initial acquisition and subsequent operating cost structure optimization, but have since expanded to the mid-single digits. Moreover, margins for Safety Services have generally exhibited the same trends as those of the other distribution companies and related supporting operating segments based on overall economic conditions.

H	The Company acquired SKIL Enterprises (now Airgas Retail Services) at the end of fiscal 2009. See tickmark 'J' for further details.
I
As described in tickmark E, at the end of fiscal 2009, the Company changed the operating practices and organization of its air separation production facilities (Airgas Merchant Gases) and national specialty gas labs (Airgas Specialty Gases). The new operating practices and organization reflected the evolution of these businesses and their role to support the regional distribution companies. Beginning in fiscal 2010, AMG and ASG began selling to the regional distribution companies at cost, which represent the majority of their sales. Thus, gross margins and operating income margins for these operating segments are not consistent with those at the regional distribution companies, which recognize the margins on the sales to the end customers. Furthermore, for the purpose of the Company's internal reporting packages reviewed by the CODM, intercompany sales are eliminated from the sales totals for AMG and ASG (to reflect these businesses as vertically integrated supporting functions and to provide information on external sales levels), but the margins are not adjusted for these intercompany sales (which leads to inflated gross margins for AMG and ASG), as these metrics are reviewed together along with the other distribution businesses. As such, the CODM is reviewing these businesses in the aggregate with the regional distribution companies when making capital and resource allocation decisions.

J
Airgas Retail Services operates as a central customer service organization for retail helium and provides customer orders to the regional distribution companies, who procure the helium, supply the cylinders and serve the end customer's store locations. Since its initial acquisition at the end of fiscal 2009, ARS purchases helium from the regional distribution companies at the same retail price as prior to the acquisition, rather than the internal wholesale price, ultimately reducing ARS’ gross margin. As such, ARS' gross and operating income margins tend to differ from those of the regional distribution companies and other operating segments in the Distribution business segment. However, there are significant interdependencies between ARS and the other distribution operating segments, and therefore the CODM is reviewing the ARS business in the aggregate with the regional distribution companies when making capital and resource allocation decisions. With respect to the fiscal 2013 budget for ARS, sales are expected to be lower as compared to the prior year due to ongoing global supply constraints related to helium. However, the Company expects the global helium supply chain to improve in early calendar 2013, and believes this matter to be a temporary rather than permanent change to the business and its future prospects.

CONFIDENTIAL TREATMENT REQUESTED BY AIRGAS, INC.: ARG-030

Tickmark Legend - (Continued)

Tickmark	Tickmark Explanation
K
Beginning in fiscal 2012, the gross margin and related sales force operating expenses for Airgas Safety have been allocated to each regional distribution company, effectively changing the Airgas Safety business from a profit center to a vertically integrated cost center. This was the result of the expansion of our Airgas Safety Telesales organization to the selling of welding hardgoods and packaged industrial gases, and full scale adoption of the Airgas Safety Telesales model at our regional distribution companies. Thus, sales growth as well as gross and operating income margins differ from those of the regional distribution companies and other operating segments in the Distribution business segment. Furthermore, for the purpose of the Company's internal reporting packages reviewed by the CODM, intercompany sales are eliminated from the sales totals for Airgas Safety (to reflect this business as a vertically integrated supporting function and to provide information on external sales levels), but the margins are not adjusted for these intercompany sales (which leads to inflated gross and operating income margins for Airgas Safety), as these metrics are reviewed together along with the other distribution businesses. As such, the CODM is reviewing the Airgas Safety business in the aggregate with the regional distribution companies when making capital and resource allocation decisions.

L
In fiscal 2009, the Nor Pac business was impacted by the recession in the U.S. more quickly than the other operating segments. However, this difference was temporary, and the results for Nor Pac trend with the other distribution operating segments.

M
In June 2012, the Company sold five of its branch locations in western Canada, which are included as part of the Nor Pac operating segment. As a result, fiscal 2013 budgeted sales, gross margin and operating income for Nor Pac reflect lower growth than those of the other distribution companies. This is considered a temporary difference in economic performance due to the divestiture, and the long-term growth prospects of the Nor Pac business are consistent with the other distribution businesses.